UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

USA Technologies, Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania	001-33365	23-2679963
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Deerfield Lane, Suite 140, Malvern, Pennsylvania	19355
(Address of principal executive offices)	(Zip Code)

David M. DeMedio (610)989-0340
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of USA Technologies, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.

A copy of USA Technologies, Inc.’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available through our website: www.usatech.com (under the “Investor Relations” caption and “Financial Information—SEC Filings” subcaption). The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01—Exhibits

Exhibit Number	Description
1.02	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

USA Technologies, Inc.

By	/s/ David M. DeMedio	Dated: June 2, 2014
David M. DeMedio Chief Financial Officer